Exhibit 99.1

THE POST - 2004

DEFERRED COMPENSATION PLAN

FOR

KANSAS CITY LIFE INSURANCE COMPANY AGENTS

(2009 Restatement)

The Post-2004 Deferred Compensation Plan for Kansas City Life Insurance Company Agents (previously known as “The Post-2004 Stock Bonus Plan for Kansas City Life Insurance Company Agents”) (“Plan”) is hereby amended and restated by Kansas City Life Insurance Company (“Company”) to be effective July 23, 2009.

WHEREAS, under the terms of the Plan, the Company reserved the right to amend the Plan at any time;

WHEREAS, the Company intends to rename the Plan to be hereafter known as “The Post-2004 Deferred Compensation Plan for Kansas City Life Insurance Company Agents”; and

WHEREAS, the Company intends to amend and restate the Plan in order to revise how adjustments are made to accounts held under the Plan.

NOW, THEREFORE, the Company hereby amends and restates the Plan as follows:

Creation and Purpose

1.

The Post-2004 Deferred Compensation Plan for Kansas City Life Insurance Company Agents (“Plan”) is designed for a Participant to defer a portion of his or her renewal commissions to a notional account under the Plan and for the Company to make matching bonus credits to a notional account which shall be treated as if it were invested in Company Stock. This Plan is for amounts deferred on or after January 1, 2005 only. Amounts deferred before January 1, 2005 have been segregated from amounts deferred on or after January 1, 2005 and are subject to the rules of the pre-2005 Stock Bonus Plan for Kansas City Life Agents and General Agents. The features of the post-2004 Plan are described herein.

2.

It is the intent of this Plan that accumulated and vested benefits will be paid to a Participant at the time of an event allowed under Code Section 409A, hereinafter referred to as a “Payment Event” as follows:

a.	at a specified time or pursuant to a fixed scheduled specified under the Plan at the date of deferral;
b.	upon Separation from Service;
c.	Disability;
d.	death;
e.	Change in the Ownership or Effective Control of the Company; or
f.	the occurrence of an Unforeseeable Emergency.

Definitions

(a)

“Account” shall mean the notional account the Company establishes under the Plan for each Participant and, as applicable, means a Participant’s Elective Deferral Account or Company Bonus Credit Account.

(b)

“Change in the Effective Control” of the Company shall occur on the date that any one person, or more than on person acting as a group, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing thirty percent (30%) or more of the total voting power of the stock of the Company or the date a majority of members of the Company’s Board of Directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the corporation’s Board of Directors before the date of the appointment election.

(c)

“Change in the Ownership” of the Company shall occur on the date that any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company.

(d)

“Company” means Kansas City Life Insurance Company, a Missouri Corporation, Sunset Life Insurance Company of America, a Missouri Corporation, Old American Insurance Company, a Missouri Corporation and any other subsidiary corporation of Kansas City Life Insurance Company, any or all of which may sometimes be referred to herein as affiliated corporations.

(e)	“Company Stock” shall mean shares of the common capital stock of Kansas City Life Insurance Company.
(f)

“Disability” shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expect to last for a continuous period of not less

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than twelve (12) months. The Administrative Committee shall make all determinations of Disability under this Plan.

(g)	“Plan Administrator” shall mean the Administrative Committee of the Plan.
(h)	“Plan Year” shall mean the twelve (12) month period beginning January 1st of each year and ending December 31st of each year.
(i)

“Separation from Service” shall mean the date on which all contracts between the Participant and the Company have expired, as long as the expiration represents a good faith and complete termination of the relationship between the Participant and the Company.

(j)

“Unforeseeable Emergency” shall mean a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, the Participant’s beneficiary, or the Participant’s dependent (as defined in I.R.C. Section 152, without regard to Section 152(b)(1), (b)(2), and (d)(1)(B)); loss of the Participant’s property due to casualty; or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Whether a Participant is faced with an Unforeseeable Emergency permitting a distribution is to be determined based on the relevant facts and circumstances of each case, but, in any case, a distribution on account of Unforeseeable Emergency may not be made to the extent that such emergency is or may be relieved through reimbursement or compensation from insurance or otherwise, by liquidation of the Participant’s assets, to the extent that liquidation of such assets would not cause severe financial hardship. The Administrative Committee will make all determinations of Unforeseeable Emergencies under this Plan.

(k)	“Valuation Date” shall mean each business day that the New York Stock Exchange is open for trading, as provided in Article VI for valuing Accounts in the Plan.

Administrative Committee

1.

The Administrative Committee, sometimes herein referred to as the “Committee” shall consist of three (3) persons designated by the Company, who shall serve until their successors are designated, and said Committee shall have the responsibility for the general administration of the Plan and for carrying out the provisions of the Plan in accordance with its terms.

2.

The action of a majority of the members expressed by a vote in a meeting or in writing without a meeting shall constitute the action of the Committee and shall have the same effect for all purposes as if assented to by all members of the Committee at the time in office.

3.

Subject to the limitations of this Plan, the Committee shall establish rules or regulations for the administration of the Plan. The Committee shall interpret the Plan and decide any and all matters arising hereunder, including the right to remedy possible ambiguities,

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inconsistencies or omissions. All interpretations, determinations and decisions of the Committee in respect of any matter hereunder shall be final, conclusive and binding on all parties affected thereby.

4.

The Executive Committee shall fill all vacancies on the Committee as soon as is reasonably possible after a vacancy takes place, and until a new appointment takes place, the remaining members of the Committee shall have authority to act if approved by two (2) members.

Participation in the Plan

1.

Following his or her designation by the Company, an Agent or General Agent may commence his or her participation in this Plan as of the first day of the month coinciding with or next following such designation, whichever first occurs. He or she shall be notified of his or her eligibility from time to time by the Company. Any Agent who is compensated under the Special Agent Compensation Amendment at any time during a calendar year will not be eligible to participate in this Plan.

2.

The eligible Participant who desires to participate must execute a commissions reduction agreement in a form prescribed by the Company, as provided in Section 3 of this Article IV, and the Participant shall thereby agree to the terms of this Plan and any amendments hereafter adopted. A Participant may elect to defer receipt of up to a maximum of 15% of his or her commissions for any calendar year in which he or she meets the minimum production and persistency requirements described in the attached Exhibit A. The Company will credit amounts deferred to a Participant’s notional account in the year following the year in which a Participant qualifies.

3.

Commencing December 1, 2008, on or before December 31, 2008 for the subsequent Plan Year beginning January 1, 2009, or in the case of a newly eligible Participant within thirty (30) days of becoming eligible, each Participant may elect to have his or her commissions reduced in an amount equivalent to one percent (1%) through fifteen percent (15%). Where a Participant has ceased being eligible to participate in the Plan (other than the accrual of earnings), regardless of whether all amounts deferred under the Plan have been paid, and subsequently becomes eligible to participate in the Plan again, the Participant may be treated as being initially eligible to participate in the Plan if the Participant had not been eligible to participate in the Plan (other than the accrual of earnings) at any time during the twenty-four (24) month period ending on the date the Participant again becomes eligible to participate in the Plan. For each Plan year 2009 and after, commission deferral elections for the following Plan year must be made by December 31st of the year preceding the Plan Year and shall be irrevocable for the entire Plan Year. Deferral elections shall remain in effect in subsequent years unless terminated or modified by the participant and are irrevocable during the Plan Year. These amounts shall be the Participants’ deferred compensation.

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4.	The Participant may cancel or change his or her commissions deferral election up until the deadline for submitting his or her or election, by December 31st of the year preceding the Plan Year.
5.

The Participant may cancel his or her deferral election due to Unforeseeable Emergency upon approval by the Administrative Committee. The Participant may also cancel his or her deferral election where such cancellation occurs by the later of the end of the taxable year of the Participant or the 15th day of the third month following the date the Participant incurs a Disability recognized by the Administrative Committee under the terms of this Plan.

6.

Commencing December 1, 2008, on or before December 31, 2008 for the subsequent Plan Year beginning January 1, 2009, each Participant may elect to make a new election with respect to the time and form of payment, provided that (a) such new election is consistent with the other provisions of this Plan, (b) the election applies only to amounts that would not otherwise be paid in the calendar year in which the new election is made, and (c) the election does not cause an amount to be paid in the year in which the new election is made, including all credits and related earnings to his or her respective account from January 1, 2005 through December 31, 2008.

7.

Commencing by December 31, 2008 for the subsequent Plan Year beginning January 1, 2009, or in the case of a newly eligible Participant within thirty (30) days of becoming eligible, each Participant may determine the time and form of payment of distribution(s) on future credits. Where a Participant has ceased being eligible to participate in the Plan (other than the accrual of earnings), regardless of whether all amounts deferred under the Plan have been paid, and subsequently becomes eligible to participate in the Plan again, the Participant may be treated as being initially eligible to participate in the Plan if the Participant had not been eligible to participate in the Plan (other than the accrual of earnings) at any time during the twenty-four (24) month period ending on the date the Participant again becomes eligible to participate in the Plan. If the Participant made an election before December 31, 2008 on one (1) time and form of payment on amounts contributed after January 1, 2005, the Participant must maintain that same deferral election, or otherwise will be subject to the subsequent change rules as described below. The Participant must select one (1) method of distribution on new credits, which shall only be later changed in accordance with the subsequent change rules as described below. The Participant may select time and form of payment as follows:

a.	Time of Payment
i.	The Participant may select payment at Separation from Service, or the Participant may select payment at a specified time in a subsequent Plan Year.
ii.	The Participant may select if he or she shall take a distribution if Separation from Service occurs before the specified time selected.

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b.	Form of Payment
i.	The Participant may select payment in:
1.	a lump sum cash distribution, or
2.	in one of the following actuarially equivalent annuity forms as offered by the Company:
a.	Life Only Annuity
b.	Certain and Life Annuity
c.	Installment Refund Annuity
d.	Specified Period Annuity
e.	Joint and Survivor Life Annuity
f.	Joint and Survivor Certain and Life Annuity

8.

The Participant may cancel or change his or her distribution method for the next year’s credits and earnings up until the deadline for submitting his or her election, by December 31st of the year preceding the Plan Year.

9.	The distribution method selected by the Participant shall remain in effect for credits in subsequent years unless terminated or modified by the Participant.
10.

For a Participant to make a subsequent deferral election, including a delay in a payment or a change in the form of payment previously selected, such election will take effect twelve (12) months after the date on which the subsequent election is made. Except in the cases of payment on account of the occurrence of Disability, death or Unforeseeable Emergency, payments with respect to which such election is made must be deferred for a period of not less than five (5) years from the date such payment would have otherwise have been paid, or in the case of an annuity, five (5) years from the date the first amount was scheduled to be paid. Any election related to a payment at a specified time must be made not less than twelve (12) months before the date the payment is scheduled to be paid, or in the case of an annuity, twelve (12) months before the date the first amount was scheduled to be paid.

11.

If no alternative time or form of payment upon distribution is selected as allowed under this Plan, all distributions provided or pursuant to this Plan shall be in the form of a lump sum cash payment at Separation from Service. If a payment is made as a result of the death of the Participant, the payment shall be made to the surviving spouse of the Participant, if any, unless a beneficiary designation has been provided.

12.

As more fully set forth in Article VI, the Company shall maintain hypothetical accounts reflecting the amount of deferrals made by an individual pursuant to this Plan (“Elective Deferral Account”). The balance in each Participant’s Elective Deferral Account shall be fully vested at all times.

13.	Amounts held in a Participant’s account shall be distributed to him or her within a period of ninety (90) days following his or her Payment Event.

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14.

In the event of a distribution due to Disability, death, Unforeseeable Emergency or Change in Control or Effective Control of the Company, the Participant will receive distribution in cash in lump sum form, regardless of if the Payment Event of Disability, death, Unforeseeable Emergency or Change in Control or Effective Control occurs prior to the originally selected payment date and regardless of the form previously selected.

Company Bonus Credit Account

1.

The Company will credit additional amounts to the Account of designated individuals from time to time in such amounts as set forth in the attached Exhibit A (hereinafter referred to as a “Company Bonus Credit Account”). Any such Company Bonus Credit Account shall be separate from a Participant’s Elective Deferral Account. The balance in the Company Bonus Credit Account established for each Participant shall be adjusted as provided in Article VI, and shall be subject to the vesting provisions of Article VII. The notional value of the Company Bonus Credit Account for such Participant shall be distributed to him or her in a form of payment set forth in Article IV, Section 7.b. at the time of his or her Payment Event. The Participant shall not be entitled to shares of the Company Stock.

Adjustment of Accounts

1.

Participant Elective Deferral Account. A Participant may direct, by written instruction delivered to the Plan Administrator, that his/her Elective Deferral Account be valued as if it were invested in one or more of the investment funds designated by the Plan Administrator for such purpose. A Participant may select one or more investment funds in multiples of 1% of the balance in the Elective Deferral Account. An election shall be effective as soon as administratively possible following the date of the change and shall apply to new contributions and/or previous accumulations as the Participant specifies.

Nothing in this Plan shall obligate the Company to transfer funds to a grantor trust nor shall anything contained herein be construed as obligating the Company to invest in the investment funds. The valuation of each Participant’s Elective Deferral Account shall be based upon the performance as of each Valuation Date of the investment funds selected by the Participant. The fair market value of an investment fund shall be determined by the Plan Administrator and it shall represent the fair market value of all securities or other property held in the respective investment fund. A valuation summary of a Participant’s Elective Deferral Account shall be prepared at least quarterly by the Plan Administrator. If any Participant fails to file a designation he/she shall be deemed to have designated the Fund which, in the opinion of the Plan Administrator, has the least risk of loss of principal.

2.

Company Bonus Credit Account. A Participant’s Company Bonus Credit Account shall be valued as if it were invested in Company Stock beginning on the date on which treasury stock or cash is transferred by the Company to a trust in the event the Company

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elects to use a grantor (“rabbi”) trust to accumulate funds to pay the benefits set forth herein. The valuation of each Participant’s Company Credit Account shall be based on the fair market value of the Company Stock on each Valuation date. The fair market value of the Company Stock shall be determined based on the closing price of the Company Stock on any Valuation date.

3.

Changes in Investment Allocation. A Participant may change his or her hypothetical investment allocation by submitting a written request to the Plan Administrator on such forms as may be required by the Plan Administrator or by utilizing an online option to change investment allocations, if an online option is made available by the Plan Administrator. Such changes shall become effective as soon as administratively feasible after the Plan Administrator receives such written or online request.

4.

Valuation. As of each Valuation Date, the Account of each Participant under the Plan shall be valued at the fair market value of the hypothetical investments designated for the purpose of determining income and gains or losses for the Account.

5.

Funding Obligation of the Company. The Company has no obligation to fund any benefits that shall become due under the Plan. The Company has the right, but no obligation, to utilize a grantor (“rabbi”) trust to assist with its payment obligations. Benefits are payable as they become due irrespective of any actual investments the Company may make to meet its obligations. Neither the Company nor any Trustee (in the event the Company elects to use a grantor trust to accumulate funds) shall be obligated to purchase or maintain any asset, and any reference to investment or investment funds is solely for the purpose of computing the value of benefits. To the extent a Participant or any other person acquires a right to receive payments from the Company under this Plan, such right shall be no greater than the right of any unsecured creditor of the Company.

Vesting

1.

The value of a Participant’s Company Bonus Credit Account for his or her benefit shall be vested, to the extent of the percentage applicable, upon the Valuation Date of the month in which the Participant completes the Qualifying Years with the Company in accordance with the following schedule:

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Qualifying Years	Percentage Vested
1	0
2	0
3	30
4	40
5	50
6	60
7	70
8	80
9	90
10	100

2.	A Participant will be credited with a Qualifying Year for each year a Participant meets the published production and persistency requirements as set forth in Exhibit A attached.

General Regulations

1.	At the end of the calendar year, a Participant’s production and persistency records will be examined to determine qualification and the appropriate credit to a Participant’s Elective Deferral Account.
2.	Participants shall receive account records of his or her accumulated credits and gains or losses on their Account. Participants will be advised at least quarterly of the balance of his or her Account.
3.

If a Participant transfers to a non-commission, management or employee position at the request of the Company, or as an employee of a General Agent with the consent of the Company, the vested amount will become the value of his or her Account. A Participant’s Account will continue to be valued monthly until it is closed.

4.	If a Participant leaves Kansas City Life Insurance Company, he or she will be eligible to return and participate in the Plan again with the vesting requirements beginning anew.
5.

Participants have the right to designate a beneficiary at any time by filing a written request with the Company. The designation of beneficiary, or change of beneficiary, shall become effective only upon receipt of such request by the Company. Upon receipt by the Company of a Participant’s request, the beneficiary designation will relate back to and take effect as of the date the Participant signed the request whether or not the Participant is living at the time the Company receives it.

6.	If there is no designated beneficiary living or in effect at the time of a Participant’s death when any payment hereunder shall be payable to a beneficiary, then the payment shall be

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made as follows: to the Participant’s wife or husband, if living; if not living, to his or her lineal descendants, in equal shares, per stirpes; if none survives, to his or her surviving parents, equally; if neither survives, to his or her executors or administrators.

7.

None of the rights, privileges, proceeds or other interests in the Plan can be transferred, commuted or assigned for the security of debts, except that if the Participant owes money to Kansas City Life Insurance Company, or any of its subsidiary or affiliated Companies, such Company shall have the right to offset and apply up to $5,000.00 of such accumulated funds to the reduction of his or her indebtedness to said Company.

8.

A Participant will forfeit any amounts due to him or her under the Plan if he or she replaces or assists in replacing a policy issued by Kansas City Life Insurance Company (or an affiliated Company) with a policy of another insurer, or if he or she induces or attempts to induce an Agent to leave the service of Kansas City Life Insurance Company (or an affiliated Company).

9.

A Participant will also forfeit any amounts due to him or her under the Plan if he or she violates either the terms of his or her Agent’s contract, the rules or regulations of the Company, or the insurance laws or regulations in the states in which he or she may solicit applications for insurance.

10.

The Company reserves the right to change the annual production and persistency requirements of the Plan. The Administrative Committee will review these requirements annually. Any changes will always be announced in advance and such changes will apply only to future Qualifying Years.

11.

The Company also reserves the right to amend or terminate this Plan at any time. If the Plan is terminated, vested amounts will be paid to the Participants in accordance with the terms of the Plan. Any non-vested portion of the Company Bonus Credit Account will be forfeited.

12.

The Post-2004 Deferred Compensation Plan for Kansas City Life Insurance Company Agents is not a qualified plan. The program is maintained entirely by the Company and secured by its assets. All assets of the Plan are subject to the claims of the Company’s general creditors.

Claims Procedure

1.

Submitting a Claim. Upon request, the Administrative Committee shall provide any Participant or Beneficiary (“Claimant”) with a claim form which the Claimant can use to request benefits. In addition, the Committee will consider any written request for benefits or other inquiries relating to benefits under the Plan to be a claim.

2.	Approval of Initial Claim. If a claim for benefits is approved, the Committee shall provide the Claimant with written or electronic notice of such approval. The notice shall include:

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a.	the amount of benefits to which the Claimant is entitled;
b.	the duration of such benefit;
c.	the time the benefit is to commence; and
d.	other pertinent information concerning the benefit.

3.

Denial of Initial Claim. If a claim for benefits is denied (in whole or in part) by the Committee, the Committee shall provide the Claimant with written or electronic notification of such denial within ninety (90) days after receipt of the claim, unless special circumstances require an extension of time for processing the claim. (See Section 6 for the procedures concerning extensions of time.) The notice of denial of the claim shall include:

a.	the specific reason that the claim was denied;
b.	a reference to the specific Plan provisions on which the denial was based;
c.	a description of any additional material or information necessary to perfect the claim, and an explanation of why this material or information is necessary; and
d.

a description of the Plan’s appeal procedures and the time limits that apply to such procedures, including a statement of the Claimant’s right to bring a civil action under ERISA Section 502(a) if the claim is denied on appeal.

The Claimant (or his or her duly authorized representative) may review pertinent documents and submit issues and comments in writing to the Committee. The Claimant may appeal the denial as set forth in the next section of this procedure. If the Claimant fails to appeal such action to the Board in writing within the prescribed period of time described in the next section, the Committee’s denial of a claim shall be final, binding and conclusive.

4.

Filing the Appeal. In the event that a claim is denied (in whole or in part), the Claimant may appeal the denial by giving written notice of the appeal to the Secretary of the Board of Directors (“Board”) within sixty (60) days after the Claimant receives the notice of denial of the claim. At the same time the Claimant submits a notice of appeal, the Claimant may also submit written comments, documents, records, and other information relating to the claim. The Board shall review and consider this information without regard to whether the information was submitted or considered in conjunction with the initial claim. The Claimant may, upon request and without charge, have access to, and copies of, documents, records and other information relating to the claim.

5.

General Appeal Procedure. The Board (or its designee) may hold a hearing or otherwise ascertain such facts as it deems necessary and shall render a decision which shall be binding upon both parties. The Board shall render a decision on appeal within sixty (60) days after the receipt by the Board of the notice of appeal, unless special circumstances require an extension of time. (See Section 6 for the procedures concerning extensions of time.)

The appeal decision of the Board shall be provided in written or electronic form to the Claimant. If the appeal decision is adverse to the Claimant, then the written decision shall include the following:

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a.	the specific reason or reasons for the appeal decision;
b.	reference to the specific Plan provisions on which the appeal decision is based;
c.

a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Claimant’s claim for benefits. (Whether a document, record, or other information is relevant to a claim for benefits shall be determined by reference to 29 C.F.R. Section 2560.503-1(m)(8));

d.	a statement describing any voluntary appeal procedures offered by the Plan and the Claimant’s right to obtain the information about such procedures; and
e.	a statement of the Claimant’s right to bring an action under Section 502(a) of the Employee Retirement Income Security Act.

6.

Notice of Extension. If the Committee or Board requires an extension of time, the Committee or Board shall provide the Claimant with written or electronic notice of the extension before the first day of the extension. The notice of the extension shall include:

a.	an explanation of the circumstances requiring the extension;
b.	the date by which the Committee or Board expects to render a decision;
c.	for purposes of an initial claim, no more than one extension of ninety (90) days shall be allowed; and
d.	for purposes of an appeal, no more than one extension of sixty (60) days shall be allowed.

IN WITNESS WHEREOF, Kansas City Life Insurance Company has caused this amended and restated plan to be executed by its authorized Officers and its Corporate Seal to be hereunto affixed, effective as of August 28, 2009, on this 24th day of July, 2009.

Kansas City Life Insurance Company

		By:	/s/ William A Schalekamp
Attest:		Its:	Senior Vice President

By:	/s/ Kimberly K. Farrow

Its:	Assistant Secretary	(Corporate Seal)

Officers:
/s/ Tracy W. Knapp
/s/ Mark A. Milton
/s/ Charles R. Duffy

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